Exhibit 99.1

VERMILION ENERGY INC. REPORT OF VOTING RESULTS (SECTION 11.3 OF NATIONAL INSTRUMENT 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of Vermilion Energy Inc. ("Vermilion") held on May 8, 2015 in Calgary, Alberta. A detailed description of the business of the Meeting is contained in the Proxy Statement and Information Circular dated April 10, 2015 (the “Information Circular”) available on Sedar at www.sedar.com.

An aggregate of 74,939,127 common shares of Vermilion (being 69.58% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by way of show of hands, except for matters #2, #4 and #5 on which the votes were conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at ten (10).

Carried.

Votes for		Votes Against
Number	Percent (%)	Number	Percent (%)
72,279,284	99.67	236,371	0.33

2.	Ordinary resolution to approve the election of the following ten nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes for		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Larry J. Macdonald	70,821,777	98.13	1,349,154	1.87
Lorenzo Donadeo	71,286,567	98.77	884,364	1.23
Claudio A. Ghersinich	70,925,946	98.27	1,244,985	1.73
Joseph F. Killi	70,794,860	98.09	1,376,071	1.91
Loren M. Leiker	72,092,863	99.89	78,068	0.11
William F. Madison	71,905,556	99.63	265,375	0.37
Dr. Timothy R. Marchant	71,676,042	99.31	494,889	0.69
Sarah E. Raiss	71,686,667	99.33	484,264	0.67
Kevin J. Reinhart	72,091,042	99.89	79,889	0.11
Catherine L. Williams	72,082,699	99.88	88,232	0.12

3.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.

Carried

Votes for		Votes Withheld
Number	Percent (%)	Number	Percent (%)
72,188,701	99.52	346,325	0.48

4.	Advisory ordinary resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes for		Votes Against
Number	Percent (%)	Number	Percent (%)
71,140,419	98.57	1,030,508	1.43

5.	Ordinary resolution to approve the Employee Share Savings Plan, including the approval of up to 100,000 Common Shares of Vermilion to be issued from treasury thereunder, as described in the Information Circular.

Votes for		Votes Against
Number	Percent (%)	Number	Percent (%)
67,464,625	93.48	4,706,302	6.52